Time Warner Cable Inc.
60 Columbus Circle
New York, New York 10023
April 28, 2011
VIA EDGAR
Mr. Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Time Warner Cable Inc. Form 10-K for Fiscal Year Ended December 31, 2010 File No. 001-33335
Dear Mr. Spirgel:
     This letter is being submitted in response to the letter dated April 18, 2011 in which the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) commented on Time Warner Cable Inc.’s (“TWC” or the “Company”) Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 18, 2011 (the “2010 Form 10-K”).
     As a convenience, we have set forth below the text of the Staff’s comment, followed by the Company’s response. The responses are numbered to correspond to the comments set forth in the letter from the Staff.
Item 1. Business, page 1
Comment 1
     We note risk factor disclosure on page 22 which discusses intellectual property rights on which your “business depends.” Please discuss these intellectual property rights. See Item 101(c)(iv) of Regulation S-K.
Response 1
     The Company believes that it has satisfied the requirements of Item 101(c)(iv) of Regulation S-K. TWC’s business depends on a broad range of intellectual property (“IP”) rights. Consistent with the requirements of Item 101(c)(iv) of Regulation S-K, the most significant of these rights are discussed in the 2010 Form 10-K, including under Item 1 (“Business”) and Item 1A (“Risk Factors”). These include IP rights owned by the Company (for

Time Warner Cable Inc.

instance, the hybrid fiber-coaxial cable system architecture described on page 6 of the 2010 Form 10-K) and by third parties and licensed to the Company, such as:
•	cable and broadcast programming distribution rights (discussed generally at page 7 (“Technology—Suppliers—Video programming”) and in the Risk Factors at page 23 (“Risks Related to Dependence on Third Parties—Increases in programming and retransmission costs or the inability to obtain popular programming could adversely affect TWC’s operations, business and financial results”));

•	software used in securely delivering content and data to consumers over the Company’s broadband cable systems (discussed generally at page 7 (“Technology—Set-top Boxes and IP-connected Devices” and “Technology—Suppliers—Set-top boxes, program guides and network equipment”) and in the Risk Factors at pages 23-24 (“Risks Related to Dependence on Third Parties—TWC may not be able to obtain the necessary hardware, software and operational support”));

•	certain rights to copyrighted property (discussed generally at page 13 (“Regulatory Matters—Video Services—Copyright regulation”)); and

•	certain trademarks owned by third parties and licensed to the Company (discussed in the Risk Factors at page 23 (“Risks Related to TWC’s Operations—TWC is party to agreements with Time Warner . . . that may be terminated if TWC fails to perform its obligations under those agreements . . .”)).
     The Risk Factor on page 22 is intended to inform investors of the significance of the Company’s existing IP rights to its business and operations. In future annual reports on Form 10-K, the Company will include examples in its IP risk factor of the significant IP rights on which the Company depends.
Advertising, page 5
Comment 2
     We note your disclosure regarding your investment in National Cable Communications LLC. Tell us and disclose in your financial statements how you account for this investment.
Response 2
     The Company accounts for its investment in National Cable Communications LLC (“NCC”) using the equity method of accounting. The Company disclosed its equity method investments in Footnote 7 “Investments” on page 85 of the Company’s 2010 Form 10-K. The investment balance in NCC, which was $8 million at December 31, 2010, is included within the line item “Other” under the heading “Equity-method investments” in the table included within the Footnote due to its immateriality. As requested by the Staff, in future annual reports on Form 10-K, the Company will revise its disclosure in its financial statements to clarify the accounting treatment for its investment in NCC.

Time Warner Cable Inc.

Financial Condition and Liquidity, page 54
Comment 3
     Please discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for at least the next twelve months. In addition, provide a discussion regarding the company’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. Refer to Section IV of the Commission’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.
Response 3
     The Company discussed its financial condition and liquidity on page 54 of its 2010 Form 10-K, stating “Management believes that cash generated by or available to TWC should be sufficient to fund its capital and liquidity needs for the foreseeable future, including quarterly dividend payments and common stock repurchases.” The Company intended “foreseeable future” to mean for the next twelve months and for the foreseeable future thereafter. In future periodic filings, the Company will clarify its disclosure to state, as applicable, that the Company’s management believes that cash generated by or available to TWC should be sufficient to fund its capital and liquidity needs for the next twelve months and for the foreseeable future thereafter, including quarterly dividend payments and common stock repurchases.
Note 19. Commitments and Contingencies, page 108
Legal Proceedings, page 109
Comment 4
     With respect to each of your contingent liabilities, please fully comply with the disclosure requirements of FASB ASC 450-20, including an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.
Response 4
     The Company did not provide an estimate of the possible loss or range of loss with respect to the legal proceedings discussed in Note 19 of its 2010 Form 10-K because it was unable to estimate the possible loss or range of loss. On a quarterly basis, the Company evaluates developments in its legal proceedings to determine, pursuant to FASB ASC 450-20, (i) whether a contingency should be accrued in connection with any legal proceeding, (ii) whether a contingency is required to be disclosed in the Company’s filing, and (iii) whether the Company is able to estimate the possible loss or range of loss in any disclosed legal proceeding. In future filings, the Company will include an estimate of the possible loss or range of loss for the contingent liabilities disclosed or a statement that such an estimate cannot be made, if applicable.

Time Warner Cable Inc.

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Pursuant to the Staff's letter, we hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its 2010 Form 10-K;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2010 Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions, please call Marc Lawrence-Apfelbaum, the Company’s Executive Vice President, General Counsel and Secretary, at 212-364-8211 or Bill Osbourn, the Company’s Controller and Chief Accounting Officer, at 704-731-3958.
Sincerely,

/s/ Robert D. Marcus Robert D. Marcus
President and Chief Operating Officer;
Acting Chief Financial Officer

cc:	Glenn A. Britt Chief Executive Officer Paul Meighan Ernst and Young LLP